Exhibit 3.1
CERTIFICATE OF AMENDMENT OF
Amended and Restated CERTIFICATE OF INCORPORATION
OF
NANTHEALTH, INC.

NantHealth, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1.The name of the Corporation is NantHealth, Inc. The Corporation was first formed on July 7, 2010 as “About Advanced Health, LLC” in Delaware as a Limited Liability Company and was converted into NantHealth, Inc. on June 1, 2016. The Corporation’s most recent Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 7, 2016.

2.This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly authorized and adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the Delaware General Corporation Law and amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation.

3.The terms and provisions of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the General Corporation Law of the State of Delaware and written notice pursuant to Subsection 228(e) of the General Corporation Law of the State of Delaware has been or will be given to those stockholders whose written consent has not been obtained.

4.Section 1 of Article IV of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“This Corporation is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Corporation shall have authority to issue is 770,000,000 shares, of which 750,000,000 shares are Common Stock, $0.0001 par value per share, and 20,000,000 shares are Preferred Stock, $0.0001 par value per share.

Effective as of 5:00 pm, Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Effective Time”), pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each fifteen (15) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock with any resulting fractional shares rounded down to the nearest whole number of shares. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been duly executed by an authorized officer of the Corporation on December 15, 2022.
NANTHEALTH, INC.

/s/ Patrick Soon-Shiong
Patrick Soon-Shiong, Chief Executive Officer